SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29890; 812-13478]

Highland Capital Management, L.P., et al.; Notice of Application

December 19, 2011

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and (a)(2) of the Act, and under section 12(d)(1)(J) for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

Applicants: Highland Capital Management, L.P. ("Adviser"), Highland Funds I ("Trust") and Nexbank Securities, Inc. ("Nexbank").

Summary of Application: Applicants request an order that permits: (a) certain open-end management investment companies or series thereof to issue shares ("Shares") redeemable in large aggregations only ("Creation Unit Aggregations"); (b) secondary market transactions in Shares to occur at negotiated market prices; (c) certain series to pay redemption proceeds, under certain circumstances, more than seven days from the tender of Shares for redemption; (d) certain affiliated persons of the series to deposit securities into, and receive securities from, the series in connection with the purchase and redemption of Creation Unit Aggregations; and (e) certain registered management investment companies and unit investment trusts outside of the same group of investment companies as the series to acquire Shares.

<u>Filing Dates</u>: The application was filed on January 17, 2008, and amended on November 21, 2008, July 1, 2011, May 12, 2011, and November 15, 2011.

<u>Hearing or Notification of Hearing</u>: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on January 13, 2012, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

<u>Addresses</u>: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants, 13455 Noel Road, Suite 800, Dallas, TX 75240.

<u>For Further Information Contact</u>: Emerson S. Davis, Senior Counsel, at (202) 551-6868 or Janet M. Grossnickle, Assistant Director, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

<u>Supplementary Information</u>: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

<u>Applicants' Representations</u>:

     1.   The Trust is registered as an open-end management investment company under the Act and organized as a Delaware statutory trust. The Trust will initially offer one series, the

Highland Senior Loan Portfolio, ("Initial Fund") whose performance will correspond generally to the price and yield performance of a specified securities index ("Underlying Index").[1]

2.   Applicants request that the order apply to the Initial Fund and any future series of the Trust and any future open-end management investment companies or series thereof that may track specified domestic and/or foreign securities indexes ("Future Funds").[2] Any Fund will be (a) advised by the Adviser or an entity controlling, controlled by, or under common control with the Adviser, and (b) comply with the terms and conditions of the application. Future Funds may be based on Underlying Indexes comprised only of domestic equity securities, fixed income securities or a blend of equity and fixed income securities or international equity securities, fixed income securities or a blend of international equity and fixed income securities ("International Funds") or Underlying Indexes comprised only of a combination of domestic and international foreign securities ("Global Funds"). The Initial Fund and all Future Funds, together, are the "Funds."[3]

3.   The Adviser will be registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act") and will serve as investment adviser to the Funds. The Adviser may enter into sub-advisory agreements with one or more investment advisers as sub-advisers to act as subadvisers to a Fund (each, a "Sub-Adviser"). Each Sub-Adviser will be registered under the Advisers Act. Nexbank is a broker-dealer registered under the Securities Exchange Act of 1934 ("Exchange Act"). Nexbank will serve as the distributor and principal

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[1] The Underlying Index for the Initial Fund is the Highland/Markit Liquid Loan Index.™

[2] All existing entities that currently intend to rely on the order are named as applicants. Any other existing or future entity that relies on the order will comply with the terms and conditions of the application. An Acquiring Fund (as defined below) may rely on the order only to invest in the Funds and not in any other registered investment company.

[3] Each Fund will comply with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009) before offering Shares.

underwriter of the Shares of Funds ("Distributor"). In the future another broker-dealer registered

under the Exchange Act may act as Distributor. No Distributor may be an affiliated person with

any Exchange or any Index Provider.

4. Each Fund will consist of a portfolio of securities ("Portfolio Securities") selected

to correspond generally to the price and yield performance of an Underlying Index. No entity

that creates, compiles, sponsors or maintains an Underlying Index ("Index Provider") is or will

be an affiliated person, as defined in section 2(a)(3) of the Act, or an affiliated person of an

affiliated person of the Trust, any Fund, the Adviser, any Sub-Adviser, or promoter, or of a

Distributor.

5. The investment objective of each Fund will be to provide investment returns that

closely correspond to the price and performance of its Underlying Index.[4] A Fund will utilize

either a replication or representative sampling strategy to track its Underlying Index. A Fund

using a replication strategy will invest in substantially all the Component Securities in its

Underlying Index in the same approximate proportions as in such Underlying Index. A Fund

using a representative sampling strategy will hold a significant number, but not all of the

Component Securities of its Underlying Index.[5] Applicants state that in using the representative

sampling strategy, a Fund is not expected to track its Underlying Index with the same degree of

accuracy as a Fund would employing the replication strategy. Applicants expect that each Fund

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[4] Applicants represent that at least 80% of each Fund's total assets ("80% Basket") will be invested in component securities that comprised of its Underlying Index ("Component Securities") or TBA Transactions (as defined below) representing Component Securities, or in the case of Global and International Funds, Depositary Receipts (defined below) representing such Component Securities. Each Fund may also invest up to 20% of its assets in securities not included in its Underlying Index and other assets, which the Adviser and/or Sub-Adviser believes will assist the Fund in tracking the performance of its Underlying Index.

[5] Using the sampling strategy, the Adviser or Subadviser will select each security for inclusion in the Fund's portfolio to have aggregate investment characteristics, fundamental characteristics, and liquidity measures similar to those of the Fund's Underlying Index, taken in its entirety

will have a tracking error relative to the performance of its Underlying Index of less than 5 percent.

      6.   The Trust will sell and redeem Creation Units Aggregations on a "Business Day," which is defined to include any day that the Trust is required to be open under section 22(e) of the Act. Fund Shares will range from $25 to $250 per Share and the price of Creation Unit Aggregations will range from $1 million to $10 million. All orders to purchase Creation Unit Aggregations must be placed with the Distributor by or through a party that has entered into an agreement with the Distributor ("Authorized Participant"). The Distributor will be responsible for transmitting the orders to the relevant Fund. An Authorized Participant must be either: (a) a broker-dealer or other participant in the continuous net settlement system of the National Securities Clearing Corporation, a clearing agency registered with the Commission, or (b) a participant in the Depository Trust Company ("DTC," and such participant, "DTC Participant"). Shares of each Fund generally will be purchased in Creation Units Aggregations in exchange for an in-kind deposit by the purchaser of a portfolio of securities (the "Deposit Securities"), designated by the Adviser, together with the deposit of a specified cash payment ("Cash Amount" and together with the Deposit Securities, the "Creation Deposit"). The Cash Amount will be an amount equal to the difference between: (a) the net asset value ("NAV") per Creation Unit Aggregation of a Fund; and (b) the total aggregate market value per Creation Unit Aggregation of the Deposit Securities.[6] The Trust may permit an in-kind purchase to substitute

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[6] On each Business Day, prior to the opening of trading on each Fund's Listing Exchange (as defined below), a list of the names and the required number of shares of each Deposit Security, included in the current Creation Deposit (based on information at the end of the previous Business Day) for the relevant Fund, along with the Cash Amount will be made available. Any national securities exchange (as defined in section 2(a)(26) of the Act) ("Listing Exchange") on which Shares are listed will disseminate, every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association, an amount representing on a per Share basis, the sum of the current value of the Deposit Securities and the estimated Cash Amount.

cash in lieu of some or all of the requisite Deposit Securities under certain circumstances. To preserve maximum efficiency and flexibility, the Trust reserves the right to accept and deliver Creation Unit Aggregations entirely for cash if the Trust and the Adviser believe that doing so would substantially minimize transactional costs or enhance operational efficiencies of the Trust.

7.   An investor purchasing or redeeming a Creation Unit Aggregation from a Fund will be charged a fee ("Transaction Fee") to protect shareholders from the dilutive costs associated with the purchase or redemption of Creation Unit Aggregations.[7] All orders to purchase Creation Unit Aggregations will be placed with the Distributor by or through an Authorized Participant, and it will be the Distributor's responsibility to transmit such orders to the Funds. The Distributor will then furnish the purchaser with a confirmation and a prospectus. In addition, the Distributor will maintain a record of the instructions given to a Fund to implement the delivery of its Shares.

8.   Purchasers of Shares in Creation Unit Aggregations may hold such Shares or may sell such Shares into the secondary market. Shares will be listed and traded at negotiated prices on one or more national securities exchanges as defined in section 2(a)(26) of the Act (each an "Exchange"). It is expected that one or more Exchange market maker will be designated to act as a specialist or market maker ("Market Makers") and maintain a market for Shares trading on the Listing Exchange or another Exchange. Price of Shares trading on an Exchange will be based on a current bid-offer market. The sale of Shares on an Exchange will be subject to customary brokerage commissions and charges.

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[7] Where a Fund permits an in-kind purchaser to substitute cash-in-lieu of depositing one or more of the requisite Deposit Securities, the purchaser may be assessed a higher Transaction Fee to cover the cost of purchasing such Deposit Securities.

9.   Applicants expect that purchasers of Creation Unit Aggregations will include institutional investors and arbitrageurs. Authorized Participants also may purchase or redeem Creation Unit Aggregations in connection with their market making activities. Applicants expect that secondary market purchasers of Shares will include both institutional investors and retail investors.[8] The price at which Shares trade will be disciplined by arbitrage opportunities created by the ability to purchase or redeem Creation Unit Aggregations at NAV, which should help to ensure that Shares will not trade at a material discount or premium in relation to their NAV.

10.   Shares will not be individually redeemable and owners of Shares may acquire those Shares from a Fund or tender such shares for redemption to the Fund, in Creation Unit Aggregations only. To redeem, an investor must accumulate enough Shares to constitute a Creation Unit Aggregation. Redemption requests must be placed by or through an Authorized Participant. An investor redeeming a Creation Unit Aggregation generally will receive (a) Portfolio Securities designated to be delivered for redemptions ("Redemption Securities") on the date that the request for redemption is submitted and (b) a "Cash Redemption Payment," consisting of an amount calculated in the same manner as the Cash Amount, although the actual amount of the Cash Redemption Payment may differ if the Redemption Securities are not identical to the Deposit Securities on that day. An investor may receive the cash equivalent of a Redemption Security in certain circumstances, such as when the redeeming investor is unable to own a particular Redemption Security.

11.   Applicants state that in accepting Deposit Securities and satisfying redemptions with Redemption Securities, Funds will comply with the federal securities laws, including that the Deposit Securities and Redemption Securities are sold in transactions that would be exempt

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[8] Shares will be registered in book-entry form only. DTC or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC Participants. `

from registration under the Securities Act of 1933 ("Securities Act").[9] Deposit Securities and Redemption Securities either (a) will correspond pro rata to the Portfolio Securities of a Fund, or (b) will not correspond pro rata to the Portfolio Securities, provided that the Deposit Securities and Redemption Securities (i) consist of the same representative sample of Portfolio Securities designed to generate performance that is highly correlated to the performance of the Portfolio Securities, (ii) consist only of securities that are already included among the existing Portfolio Securities, and (iii) are the same for all Authorized Participants on a given Business Day.[10]

12.   Neither the Trust nor any Fund will be marketed or otherwise held out as a traditional open-end investment company or "mutual fund." Instead, each Fund will be marketed as an "exchange-traded fund" or an "ETF". All marketing materials that describe the features or method of obtaining, buying or selling Creation Unit Aggregations, or Shares traded on an Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable and that the owners of Shares may acquire or tender such Shares for redemption to the Fund in Creation Unit Aggregations only. The same approach will be followed in shareholder reports and investor educational materials issued or circulated in connection with the Shares. The Funds will provide copies of their annual and semi-annual shareholder reports to DTC Participants for distribution to shareholders.

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[9] In accepting Deposit Securities and satisfying redemptions with Redemption Securities that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, the relevant Funds will comply with the conditions of rule 144A.

[10] In either case, a basket of Deposit Securities and Redemption Securities (and a true pro rata slice of the Portfolio) may differ solely to the extent necessary (1) because it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement, (2) because, in the case of equity securities, rounding is necessary to eliminate fractional shares or lots, that are not tradeable round lots or (3) for temporary periods, to effect changes in the Portfolio Securities as a result of the rebalancing of an Underlying Index. A tradable round lot will be the standard unit of trading in that particular type of security in its primary market.

<u>Applicants' Legal Analysis</u>:

1.   Applicants request an order under section 6(c) of the Act granting an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act; and under sections 6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1) and (2) of the Act, and under section 12(d)(1)(J) for an exemption from sections 12(d)(1)(A) and (B) of the Act.

2.   Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction, or any class of persons, securities or transactions, from any provision of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the proposed transaction is consistent with the policies of the registered investment company and the general provisions of the Act. **S**ection 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provisions of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.

<u>Sections 5(a)(1) and 2(a)(32) of the Act</u>

1.   Section 5(a)(1) of the Act defines an "open-end company" as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other

than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately a proportionate share of the issuer's current net assets, or the cash equivalent. Because Shares will not be individually redeemable, applicants request an order that would permit the Funds to redeem Shares in Creation Unit Aggregations only. Applicants state that Creation Unit Aggregations will be redeemable in accordance with the provisions of the Act. Applicants state that because Creation Unit Aggregations may always be purchased and redeemed at NAV, the market price of the Shares should not vary substantially from their NAV.

Section 22(d) of the Act and Rule 22c-1 under the Act

2.   Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security which is currently being offered to the public by or through an underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on its NAV. Applicants state that secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in a Fund's prospectus and not at a price based on NAV. Thus, purchases and sales of Shares in the secondary market will not comply with section 22(d) of the Act and rule 22c-1 under the Act. Applicants request an exemption under section 6(c) from these provisions.

3.   Applicants assert that the concerns sought to be addressed by section 22(d) of the Act and rule 22c-1 under the Act with respect to pricing are equally satisfied by the proposed method of pricing Shares. Applicants maintain that, while there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been designed to (a) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (b) prevent unjust discrimination or preferential treatment

among buyers, and (c) ensure an orderly distribution system of shares by eliminating price competition from non-contract dealers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

4.　　Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Applicants state that (a) secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares, and (b) to the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand. Therefore, applicants assert that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. Finally, applicants contend that the proposed distribution system will be orderly because competitive forces will ensure that the difference between the market price of Shares and their NAV remains narrow.

Section 22(e) of the Act

5.　　Section 22(e) of the Act generally prohibits a registered investment company from suspending the right of redemption or postponing the date of payment of redemption proceeds for more than seven days after the tender of a security for redemption. Applicants state that settlement of redemptions of Creation Unit Aggregations for International Funds and Global Funds will be contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles in foreign markets in which those Funds invests. Applicants state that delivery cycles for transferring Portfolio Securities to redeeming investors, coupled with local market holiday schedules, will cause a delivery process of up to twelve (12) calendar days. Applicants therefore request relief from section 22(e) in order to provide for payment or satisfaction of redemptions within a longer number of calendar days required for such payment

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or satisfaction in the principal local markets where transactions in the Portfolio Securities of each

Global and International Fund customarily clear and settle, but in all cases no later than 12

calendar days following the tender of a Creation Unit Aggregation.[11] With respect to Future

Funds based on a global or an international Underlying Index, applicants seek the same relief

from section 22(e) only to the extent that circumstances exist similar to those described in the

application.

6. Applicants state that Congress adopted section 22(e) to prevent unreasonable,

undisclosed and unforeseen delays in the actual payment of redemption proceeds. Applicants

state that allowing redemption payments for Creation Unit Aggregations of a Fund to be made

within the number of days indicated above would not be inconsistent with the spirit and intent of

section 22(e). Applicants state that the SAI will disclose those local holidays (over the period of

at least one year following the date of the SAI), if any, that are expected to prevent the delivery

of redemption proceeds in seven calendar days, and the maximum number of days needed to

deliver the proceeds for each affected Global Fund and International Fund. Applicants are not

seeking relief from section 22(e) with respect to Global Funds or International Funds that do not

effect redemptions of Creation Unit Aggregations in-kind.

Section 12(d)(1) of the Act

10. Section 12(d)(1)(A) of the Act prohibits a registered investment company from

acquiring shares of an investment company if the securities represent more than 3% of the total

outstanding voting stock of the acquired company, more than 5% of the total assets of the

acquiring company, or, together with the securities of any other investment companies, more

than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits

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[11] Applicants acknowledge that no relief obtained from the requirements of section 22(e) will affect any obligations applicants may have under rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade.

a registered open-end investment company, its principal underwriter, or any other broker or dealer from selling its shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale will cause more than 10% of the acquired company's voting stock to be owned by investment companies generally.

11.   Applicants request an exemption to permit management investment companies ("Acquiring Management Companies") and unit investment trusts ("Acquiring Trusts") registered under the Act that are not sponsored or advised by the Adviser or an entity controlling, controlled by, or under common control with the Adviser and are not part of the same "group of investment companies," as defined in section 12(d)(1)(G)(ii) of the Act, as the Funds (collectively, "Acquiring Funds") to acquire shares of a Fund beyond the limits of section 12(d)(1)(A). In addition, applicants seek relief to permit each Fund and/or Broker to sell Shares to Acquiring Funds in excess of the limits of section 12(d)(1)(B).

12.   Each Acquiring Management Company will be advised by an investment adviser within the meaning of section 2(a)(20)(A) of the Act (the "Acquiring Fund Adviser") and may be sub-advised by one or more investment advisers within the meaning of section 2(a)(20)(B) of the Act (each an "Acquiring Fund Sub-Adviser"). Any investment adviser to an Acquiring Management Company will be registered under the Advisers Act. Each Acquiring Trust will be sponsored by a sponsor ("Sponsor").

13.   Applicants submit that the proposed conditions to the requested relief adequately address the concerns underlying the limits in section 12(d)(1)(A) and (B), which include concerns about undue influence by a fund of funds over underlying funds, excessive layering of

fees and overly complex fund structures. Applicants believe that the requested exemption is

consistent with the public interest and the protection of investors.

14.   Applicants believe that neither an Acquiring Fund nor an Acquiring Funds

Affiliate would be able to exert undue influence over a Fund.[12] To limit the control that an

Acquiring Fund may have over a Fund, applicants propose a condition prohibiting the Acquiring

Fund Adviser, Sponsor, any person controlling, controlled by, or under common control with the

Acquiring Fund Adviser or Sponsor, and any investment company and any issuer that would be

an investment company but for sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored

by the Acquiring Fund Adviser, the Sponsor, or any person controlling, controlled by, or under

common control with the Acquiring Fund Adviser or Sponsor ("Acquiring Funds' Advisory

Group") from controlling (individually or in the aggregate) a Fund within the meaning of section

2(a)(9) of the Act. The same prohibition would apply to any Acquiring Fund Sub-Adviser, any

person controlling, controlled by or under common control with the Acquiring Fund Sub-

Adviser, and any investment company or issuer that would be an investment company but for

section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or

sponsored by the Acquiring Fund Sub-Adviser or any person controlling, controlled by or under

common control with the Acquiring Fund Sub-Adviser ("Acquiring Funds' Sub-Advisory

Group"). Applicants propose other conditions to limit the potential for undue influence over the

Funds, including that no Acquiring Fund or Acquiring Funds Affiliate (except to the extent it is

acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security

in an offering of securities during the existence of an underwriting or selling syndicate of which

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[12] An "Acquiring Funds Affiliate" is any Acquiring Fund Adviser, Acquiring Fund Sub-Adviser(s), Sponsor, promoter and principal underwriter of an Acquiring Fund, and any person controlling, controlled by or under common control with any of these entities. A "Fund Affiliate" is an investment adviser, promoter, or principal underwriter of a Fund or any person controlling, controlled by or under common control with any of these entities.

a principal underwriter is an Underwriting Affiliate ("Affiliated Underwriting"). An "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund Sub-Adviser, Sponsor, employee or Sponsor of the Acquiring Fund, or a person of which any such officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund Sub-Adviser, employee or Sponsor is an affiliated person (except any person whose relationship to the Fund is covered by section 10(f) of the Act is not an Underwriting Affiliate).

15.   Applicants do not believe that the proposed arrangement will involve excessive layering of fees. The board of directors or trustees of any Acquiring Management Company, including a majority of the directors or trustees who are not interested directors or trustees within the meaning of section 2(a)(19) of the Act ("disinterested directors or trustees"), will find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Acquiring Management Company may invest. In addition, under condition 13, an Acquiring Fund Adviser, or an Acquiring Trust's trustee ("Trustee") or Sponsor, will waive fees otherwise payable to it by the Acquiring Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under rule 12b-1 under the Act) received from a Fund by the Acquiring Fund Adviser, Trustee or Sponsor or an affiliated person of the Acquiring Fund Adviser, Trustee or Sponsor, in connection with the investment by the Acquiring Fund in the Fund. Applicants also state that any sales charges and/or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.[13]

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[13] All references to NASD Conduct Rule 2830 include any successor or replacement rule that may be adopted by the Financial Industry Regulatory Authority.

16. Applicants submit that the proposed arrangement will not create an overly complex fund structure. Applicants note that a Fund will be prohibited from acquiring securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes. To ensure that an Acquiring Fund understands and will comply with the terms and conditions of the requested order, the Acquiring Funds must enter into an agreement with the respective Funds ("Acquiring Fund Agreement"). The Acquiring Fund Agreement will include an acknowledgement from the Acquiring Fund that it may rely on the order only to invest in the Funds and not in any other investment company.

17. Applicants also note that a Fund may choose to reject a direct purchase of Shares in Creation Unit Aggregations by an Acquiring Fund. A Fund would also retain its right to reject any initial investment by an Acquiring Fund in excess of the limits in Section 12(d)(l)(A) of the Act by declining to execute an Acquiring Fund Agreement with an Acquiring Fund.

<u>Section 17 of the Act</u>

18. Section 17(a) of the Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such a person ("second-tier affiliate"), from selling any security to or acquiring any security from the company. Section 2(a)(3) of the Act defines "affiliated person" to include (a) any person directly or indirectly owning, controlling, or holding with power to vote 5% or more of the outstanding voting securities of the other person, (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with the power to vote by the other person, and (c) any person directly

or indirectly controlling, controlled by, or under common control with, the other person. Section 2(a)(9) of the Act provides that a control relationship will be presumed where one person owns more than 25% of another person's voting securities.

19.   Applicants request an exemption under sections 6(c) and 17(b) of the Act from sections 17(a)(1) and 17(a)(2) of the Act in order to permit in-kind purchases and redemptions of Creation Unit Aggregations from the Funds by persons that are affiliated persons or second-tier affiliates of the Funds solely by virtue of one or more of the following: (a) holding 5% or more, or more than 25%, of the Shares of one or more Funds; (b) having an affiliation with a person with an ownership interest described in (a); or (c) holding 5% or more, or more than 25%, of the shares of one or more affiliated funds. Applicants also request an exemption in order to permit each Fund to sell Shares to and redeem Shares from, and engage in any in-kind transactions that would accompany such sales and redemptions with, any Acquiring Fund of which the Fund is an affiliated person or second-tier affiliate.

20.   Applicants contend that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Unit Aggregations. The deposit procedures for both in-kind purchases and in-kind redemptions of Creation Unit Aggregations will be the same for all purchases and redemptions. Deposit Securities, Redemption Securities, and the balancing Cash Amounts (except for any permitted cash-in-lieu amounts) will be the same regardless of the identity of the purchaser or redeemer. Deposit Securities and Redemption Securities for each Fund will be valued in the same manner as the Portfolio Securities currently held by such Fund, and will be valued in this same manner, regardless of the identity of the purchaser or redeemer. Therefore, applicants state that in-kind purchases and redemptions will afford no opportunity for the affiliated persons of a

Fund to effect a transaction detrimental to the other holders of Shares. Applicants also believe

that in-kind purchases and redemptions will not result in self-dealing or overreaching of the

Fund.

21. Applicants seek an exemption from Section 17(a) pursuant to Section 17(b) and

Section 6(c) of the Act to permit a Fund, to the extent that the Fund is an affiliated person (as

defined in Section 2(a)(3)(B) of the Act) of an Acquiring Fund, to sell Shares to, and purchase

Shares from, an Acquiring Fund, and to engage in any accompanying in-kind Creation Unit

Aggregation transactions. [14] Applicants state that the terms of the transactions are fair and

reasonable and do not involve overreaching. Applicants note that any consideration paid for the

purchase or redemption of Shares directly from a Fund will be based on the NAV of the

Shares.[15] Deposit Securities, Redemption Securities, and the balancing cash amounts (except for

any permitted cash-in-lieu amounts) will be the same regardless of the identity of the purchaser

or redeemer. Applicants believe that any proposed transactions directly between the Funds and

Acquiring Funds will be consistent with the policies of each Acquiring Fund. The purchase of

Creation Unit Aggregations by an Acquiring Fund directly from a Fund will be accomplished in

accordance with the policies and procedures set forth in the Fund's registration statement. The

Acquiring Fund Agreement will require any Acquiring Fund that purchases Creation Unit

Aggregations directly from a Fund to represent that the purchase of Creation Unit Aggregations

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[14] To the extent that purchases of Shares of a Fund occur in the secondary market and through principal transactions directly between an Acquiring Fund and a Fund, relief from section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Unit Aggregations by a Fund to an Acquiring Fund and redemptions of those Shares. The requested relief is also intended to cover the in-kind transactions that would accompany such sales and redemptions.

[15] Applicants acknowledge that receipt of compensation by (a) an affiliated person of an Acquiring Fund, or an affiliated person of such person, for the purchase by the Acquiring Fund of Shares or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Acquiring Fund may be prohibited by section 17(e)(1) of the Act. The Acquiring Fund Agreement also will include this acknowledgment.

from a Fund by an Acquiring Fund will be accomplished in compliance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund's registration statement.

Applicants' Conditions

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

ETF Relief

1.   As long as each Fund operates in reliance on the requested order, its Shares will be listed on an Exchange.

2.   Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Unit Aggregations or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from a Fund and tender those Shares for redemption to a Fund in Creation Unit Aggregations only.

3.   The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day's NAV and the market closing price or the midpoint of the bid/ask spread at the time of the calculation of such NAV ("Bid/Ask Price"), and a calculation of the premium or discount of the market closing price or the Bid/Ask Price against such NAV.

4.   The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based exchange-traded funds.

Section 12(d)(1) Relief

Applicants agree that any order granting the requested 12(d)(1) relief will be subject to the following conditions:

5.   The members of an Acquiring Funds' Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The members of an Acquiring Funds' Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Acquiring Funds' Advisory Group or the Acquiring Funds' Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of a Fund, it will vote its Shares in the same proportion as the vote of all other holders of the Fund Shares. This condition does not apply to the Acquiring Funds' Sub-Advisory Group with respect to a Fund for which the Acquiring Fund Sub-Adviser or a person controlling, controlled by, or under common control with the Acquiring Fund Sub-Adviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act.

6.   No Acquiring Fund or Acquiring Funds Affiliate will cause any existing or potential investment by the Acquiring Fund in a Fund to influence the terms of any services or transactions between the Acquiring Fund or an Acquiring Funds Affiliate and the Fund or a Fund Affiliate.

7.   The board of directors or trustees of an Acquiring Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to ensure that the Acquiring Fund Adviser and any Acquiring Fund Sub-Adviser are conducting the investment program of the Acquiring Management Company without taking into

account any consideration received by the Acquiring Management Company or an Acquiring

Funds Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

8.   Once an investment by an Acquiring Fund in Shares exceeds the limit in section

12(d)(1)(A)(i) of the Act, the board of trustees of the Trust ("Board"), including a majority of the

disinterested directors/trustees, will determine that any consideration paid by the Fund to the

Acquiring Fund or an Acquiring Funds Affiliate in connection with any services or transactions:

(a) is fair and reasonable in relation to the nature and quality of the services and benefits received

by the Fund; (b) is within the range of consideration that the Fund would be required to pay to

another unaffiliated entity in connection with the same services or transactions; and (c) does not

involve overreaching on the part of any person concerned. This condition does not apply with

respect to any services or transactions between a Fund and its investment adviser(s), or any

person controlling, controlled by, or under common control with such investment adviser(s).

9.   No Acquiring Fund or Acquiring Funds Affiliate (except to the extent it is acting

in its capacity as an investment adviser to a Fund) will cause the Fund to purchase a security in

any Affiliated Underwriting.

10.   The Board, including a majority of the disinterested trustees, will adopt

procedures reasonably designed to monitor any purchases of securities by a Fund in an Affiliated

Underwriting, once an investment by an Acquiring Fund in the securities of the Fund exceeds the

limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an

Underwriting Affiliate. The Board will review these purchases periodically, but no less

frequently than annually, to determine whether the purchases were influenced by the investment

by the Acquiring Fund in the Fund. The Board will consider, among other things: (a) whether

the purchases were consistent with the investment objectives and policies of the Fund; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the

performance of comparable securities purchased during a comparable period of time in

underwritings other than Affiliated Underwritings or to a benchmark such as a comparable

market index; and (c) whether the amount of securities purchased by the Fund in Affiliated

Underwritings and the amount purchased directly from an Underwriting Affiliate have changed

significantly from prior years. The Board will take any appropriate actions based on its review,

including, if appropriate, the institution of procedures designed to assure that purchases of

securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

11.   Each Fund will maintain and preserve permanently in an easily accessible place a

written copy of the procedures described in the preceding condition, and any modifications to

such procedures, and will maintain and preserve for a period of not less than six years from the

end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two

years in an easily accessible place, a written record of each purchase of securities in Affiliated

Underwritings, once an investment by an Acquiring Fund in the securities of the Fund exceeds

the limit of section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were

acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and

the information or materials upon which the Board's determinations were made.

12.   Before investing in Shares in excess of the limits in section 12(d)(1)(A), each

Acquiring Fund and the Fund will execute an Acquiring Fund Participation Agreement stating,

without limitation, that their respective boards of directors or trustees and their investment

adviser(s) or their Sponsors or Trustees, as applicable, understand the terms and conditions of the

order, and agree to fulfill their responsibilities under the order. At the time of its investment in

Shares of a Fund in excess of the limit in section 12(d)(1)(A)(i), an Acquiring Fund will notify the Fund of the investment. At such time, the Acquiring Fund will also transmit to the Fund a list of the names of each Acquiring Funds Affiliate and Underwriting Affiliate. The Acquiring Fund will notify the Fund of any changes to the list of names as soon as reasonably practicable after a change occurs. The Fund and the Acquiring Fund will maintain and preserve a copy of the order, the Acquiring Fund Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

13.   The Acquiring Fund Adviser, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Acquiring Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under rule 12b-1 under the Act) received from the Fund by the Acquiring Fund Adviser, Trustee or Sponsor, or an affiliated person of the Acquiring Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Acquiring Fund Adviser, Trustee, or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Acquiring Fund in the Fund. Any Acquiring Fund Sub-Adviser will waive fees otherwise payable to the Acquiring Fund Sub-Adviser, directly or indirectly, by the Acquiring Management Company in an amount at least equal to any compensation received from a Fund by the Acquiring Fund Sub-Adviser, or an affiliated person of the Acquiring Fund Sub-Adviser, other than any advisory fees paid to the Acquiring Fund Sub-Adviser or its affiliated person by the Fund, in connection with any investment by the Acquiring Management Company in the Fund made at the direction of the Acquiring Fund Sub-Adviser. In the event that the Acquiring Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Acquiring Management Company.

14. Any sales charges and/or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

15. No Fund will acquire securities of an investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the ct, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

16. Before approving any advisory contract under section 15 of the Act, the board of directors or trustees of each Acquiring Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Acquiring Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Acquiring Management Company.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary